Exhibit B

10 September 2026

To: Happy City Group Limited
Vistra Corporate Services Centre
Wickhams Cay II, Road Town
VG1110, British Virgin Islands

Dear Sirs,

Re: General Loan Facility dated 17 April 2026 - Notice of Security Enforcement Following Event of Default

We refer to the general loan facility letter dated 17 April 2026 between Sky Way Innovation Holdings Limited (the Lender) and Happy City Group Limited (the Borrower) in respect of a loan of US$1,000,000 (the Facility Letter).

The Borrower failed to pay the principal of US$1,000,000 and interest of US$139,200 on demand on 10 September 2026. This failure constitutes an Event of Default under the Facility Letter.

The Lender hereby gives notice that it exercises, with immediate effect, its rights under the Facility Letter and the related Pledge Documents to enforce the security over 12,000,000 Class B ordinary shares of Happy City Holdings Limited (the Pledged Shares).

The Lender will complete and date the transfer instruments in respect of the Pledged Shares and sell, assign, transfer or otherwise dispose of the Pledged Shares on such terms as the Lender determines. The Lender may apply the proceeds towards the outstanding indebtedness, including principal, accrued interest, default interest, costs, charges and expenses.

The Borrower must not take any action that prevents, delays or interferes with the enforcement of the Pledge Documents or the disposal of the Pledged Shares.

This notice is without prejudice to any rights or remedies of the Lender, all of which are expressly reserved.

Yours faithfully,

For and on behalf of
Sky Way Innovation Holdings Limited

Name: WANG Feng
Title: Director